ARKEMA RECEIVED

2007 MAY 15 A 10:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May , 1st , 2007

07023527

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

ARKEMA

Enclosed documents

- Press release : "Arkema sells to Taminco its Specialty Amines business in North America "

Press release

Communiqué de presse

Paris, May 1st 2007

Arkema sells to Taminco its Specialty Amines business in North America

Arkema announces the sale to Taminco of its Specialty Amines activity produced in the Riverview (Michigan) facility. Part of the Thiochemicals business unit, this activity generates sales of some $ 72 M. This divestment is part of Arkema's strategy for a selective management of its asset portfolio.

At the end of 2005, Arkema began restructuring its Riverview operations in the US with the closure of sulfonyls and commodity amines production plants and the site's re-centering on specialty amines, which became profitable again in 2006.

Arkema has now decided to sell this non-strategic activity to Taminco, whose core business is the production of amines and derivatives. This acquisition will enable Taminco, one of the world's largest producers of amines, to bolster its industrial facilities in the United States with the Riverview site, and expands its product line.

The deal is part of the transformation drive initiated by Arkema at the time of its creation, and represents a further step in its portfolio re-centering process.

*Riverview's specialty amines include **Alkyl-alcanol-amines (AAA)**, **alkyl-hydroxyl-amines (DEHA)** and **basic Alkyl-amine (AA)**. AAAs are used primarily as intermediates in detergence, water treatment, lubricants and coatings, and as gas treatment agents. DEHAs are used essentially as polymerization additives and water treatment intermediates. AA are used as intermediates in agrochemicals and pharmaceuticals, as a catalyst for foundry resin, and as feedstock for rubber additives and more complex amines*

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com

END